UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Results of Chanson International Holding’s Class A Extraordinary General Meeting and Extraordinary General Meeting of Shareholders

The extraordinary general meeting of holders of Class A ordinary shares (the “Class A EGM”) and the extraordinary general meeting of shareholders (the “EGM” and, together with the Class A EGM, the “Meetings”) of Chanson International Holding, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) were held at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, at 9:30 a.m. and 10:00 a.m., Eastern Time, respectively, on August 24, 2026.

At the Class A EGM, holders of Class A Ordinary Shares approved the following resolutions:

●	It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares”) are entitled to cast on a poll being increased from 50 votes to 80 votes for each Class B Ordinary Share they hold is approved” (the “Class B Variation”); and

●	It is resolved, as an ordinary resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class A EGM” (the “Class A EGM Adjournment”).

At the EGM, shareholders approved the following resolutions:

●	It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement of the EGM) from each class of shareholders in accordance with Article 2.8, the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.

●	It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

●	It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation.

●	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

A copy of the amended and restated articles of association of the Company reflecting the Class B Variation is attached hereto as Exhibit 3.1 and incorporated herein by reference.

However, currently, there are doubts as to whether the Company will be able to rely on the ordinary resolutions passed at the EGM to effect one or more share consolidations. Accordingly, the Company may be required to seek further shareholder approval before effecting further share consolidations or ratification of any share consolidation effected in reliance on such resolutions.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Association of Chanson International Holding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: August 27, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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